SEC 09055370 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 17 2009

Washington, DC 110

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York	NY	10281-1008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Abbuhl (303) 768-2896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700	Denver	CO	80202-3499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Abbuhl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Subscribed and sworn to before me as of this 15th day of January, 2009.

My Commission expires August 3, 2009.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

Independent Auditors' Report

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2008, in conformity with the U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 9, 2009

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2008

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	158,371
Customer cash		18,829
Accounts receivable:		
Mutual fund subscriptions from broker/dealers		110,326
Redemptions from mutual funds		345,931
Distribution and service plan fee receivable		58,930
Other		564
Other assets		988
Income taxes receivable		13,289
Deferred sales commissions		142,611
Total assets	$	849,839
Liabilities and Shareholder's Equity		
Liabilities:		
Subscriptions payable to mutual funds	$	131,137
Redemptions from mutual funds payable to broker/dealers		344,288
Distribution and service plan fee payable		71,719
Commissions payable		4,900
Accounts payable and accrued expenses		20,811
Accrued compensation		18,174
Payable to affiliates		17,095
Deferred income taxes		32,024
Deferred compensation arrangements		11,499
Total liabilities		651,647
Shareholder's equity:		
Common stock, $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		849,453
Accumulated deficit		(651,291)
Total shareholder's equity		198,192
Total liabilities and shareholder's equity	$	849,839

See accompanying notes to statement of financial condition.

(1) The Company and its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company), a New York corporation, acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as mutual funds), which are managed by OppenheimerFunds, Inc. (OFI). The Company is a wholly owned subsidiary of OFI (Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Customer Cash

Customer cash represents cash received for mutual fund subscriptions and redemptions that have not settled as of the date of the statement of financial condition.

(c) Investments

The Company's investments, included in other assets, at December 31, 2008, consisting of equity securities, are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based on quoted market prices. The fair value of trading investments was $210 at December 31, 2008.

(d) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Early redemption charges received by the Company from redeeming shareholders reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2008.

(e) Income Taxes

Total income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Temporary differences primarily include accrued compensation, deferred sales commissions and state net operating loss carryovers.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and MassMutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, MassMutual, and MassMutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup

federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

In February 2008, the Internal Revenue Service (IRS) commenced its examination of the years 2004 and 2005. In 2007, the IRS completed its examination of the Company's income tax returns for the tax years 2001 through 2003 with no major findings.

(f) Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, investments and accounts receivable and payable. The carrying value of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature. The carrying value of the Company's investments designated as trading equals their fair value, which are based upon quoted prices in active markets.

(g) Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Transactions with Broker/Dealers

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2008:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(Dollars in thousands)

(b) ***Payable to Affiliates***

At December 31, 2008, the Company has recorded a payable to OFI in the amount of $17,095.

(c) ***Revenue Sharing and Servicing Arrangements***

The Company makes payments to affiliates of MassMutual for certain revenue sharing and servicing arrangements. The balance payable is $204 at December 31, 2008, and is included in accounts payable and accrued expenses.

(d) ***Distribution and Service Plan Fees***

The Company makes payments to affiliates of MassMutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $3,757 at December 31, 2008, and is included in distribution and service plan fee payable.

(4) Income Tax Benefit

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 are as follows:

Deferred tax assets:		
Share-based payment arrangements	$	19,582
State net operating losses		13,191
Deferred compensation arrangements		4,469
Other		191
		37,433
Less valuation allowance		13,826
Gross deferred tax assets		23,607
Deferred tax liabilities:		
Deferred sales commissions		55,425
Other		206
Gross deferred tax liabilities		55,631
Net deferred tax liability	$	32,024

(Dollars in thousands)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

The total valuation allowance as of December 31, 2008 of $13,826 includes $13,191 attributable to state net operating losses that management believes may not be realized prior to their expiration. The remaining valuation allowance of $635 relates to certain other state deferred tax assets that management believes may not be realized.

As of December 31, 2008, excluding liabilities related to unrecognized tax benefits, $2,562 was receivable for state income taxes and $11,240 was receivable from MassMutual for consolidated federal income taxes.

The Company applies the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). Under FIN 48, income tax benefits are recognized and measured based upon a two-step model. First, a tax position must be more likely than not (greater than 50% likelihood of success) to be sustained upon examination in order to be recognized. Second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement.

A reconciliation of the gross liability related to unrecognized tax benefits, inclusive of interest and penalties at the beginning and end of the period is as follows:

Balance at January 1, 2008	$	2,592
Gross decreases – tax positions in prior periods		(2,079)
Balance at December 31, 2008	$	513

As of December 31, 2008, the Company's liability for interest and penalties related to unrecognized tax benefits was $369.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2004 and later remain open to U.S. federal income tax examination, tax years after 1999 remain open to income tax examination in New York state and New York city, and tax years after 1996 remain open to income tax examination in Colorado.

(Dollars in thousands)

Based on current information available, the Company does not anticipate the total amount of unrecognized tax benefit to significantly increase or decrease within the next twelve months.

(5) Employee Benefit Plans

OFI has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on funds managed by OFI. At December 31, 2008, deferred compensation payable in the amount of $11,499 was recorded.

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2008, the Company had net capital of $63,215 that exceeded requirements by $62,965.

(7) Litigation

Commencing on or about January 20, 2009, a series of separate subpoenas and investigative demands were sent on behalf of the Illinois Attorney General, the Oregon Department of Justice, and the State of Maine Office of Securities, in connection with examinations by those officials of how the Company, together with certain of its affiliates, carried out their respective responsibilities for management and operation of the College Savings (Section 529) Plans in those respective states. The Company believes that it acted properly in performing its contractual responsibilities. The Company believes that it is premature to render any opinion as to the likelihood that any such investigation will result in an enforcement action or other proceeding against it or its affiliates or whether there will be an outcome unfavorable to them as a result of such investigations and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss. No loss contingency has been recorded as December 31, 2008.

An investor has directed demand letters dated January 8, 2009 to the Boards of Trustees of two mutual funds for which the Company serves as general distributor, contending that certain fees paid by the respective funds that the letter characterized as being non-transactional asset-based compensation paid to broker-dealers for mutual fund shares held in brokerage accounts were improper and stating that derivative actions may be commenced on behalf of each such fund unless such payments are halted and prior payments of such compensation are repaid to the respective funds. The Company believes that payments referred to in the letters were not improper and that a derivative claim asserting to the contrary would be without legal merit. The Company believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it and that no estimate can be made with any degree of certainty of an amount or range of any potential loss. No loss contingency has been recorded as of December 31, 2008.

The Company is involved in various other legal proceedings that arise in the ordinary course of their respective businesses. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Supplemental Report on Internal Control

The Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), as of December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 9, 2009

END